FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2002

International Freegold Mineral Development Inc.
(Translation of registrant's name into English)

2303 West 41st Avenue
Vancouver, BC V6M 2A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X__ Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__ No _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1225

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Freegold Mineral
Development Inc.
(Registrant)

Date: March 1, 2002

(Signature)*
Taryn Downing
Corporate Secretary

*Print the name and title of the signing officer under his signature.

International Freegold Mineral Development Inc.
Toronto Stock Exchange Trade Symbol: ITF

2303 West 41st Avenue , Vancouver, B.C. V6M 2A3
Telephone: (604) 685-1870 Facsimile (604) 685-8045, **Toll Free 1-800-667-1870**
E-mail: ir@augoldgroup.com Website: www.internationalfreegold.com

NEWS RELEASE **February 8, 2002**

PRIVATE PLACEMENT

International Freegold Mineral Development Inc. (the "Company") is pleased to announce that it has arranged for a private placement of up to 4,800,000 units at a price of $0.07 per unit for gross proceeds of up to $336,000. Each unit will consist of one common share in the capital of the Company and one non-transferable share purchase warrant (the "Warrant"), each Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Shares") of the Company for a period of three years from the Closing Date at a price of $0.10 per Warrant Share during the first year and at a price of $0.12 per Warrant Share in the second year and at a price of $0.15 per Warrant Share in the third year. The Company has yet to determine whether a portion of the common shares to be issued will have flow-through privileges attached to them. The proceeds of the private placement will be used for acquisition, exploration and development of the Company's gold projects and for general working capital. The foregoing is subject to regulatory approval.

On behalf of the Board of Directors

Harry Barr, Chairman & CEO

The Toronto Stock Exchange have neither approved nor disapproved the contents of this news release. CUSIP: 45953B107 12g3-2b Reg# 82-1225 LISTED: MOODY'S

International Freegold is listed both on The Toronto Stock Exchange and has received 20F clearance in the United States

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

International Freegold Mineral Development Inc.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

February 8, 2002

Item 3: Press Release

A Press release dated and issued February 8, 2002 in Vancouver, BC through Canadian Corporate News Wire Service, Stockwatch Market News and SEDAR.

Item 4: Summary of Material Change

Private placement of up to 4,800,000 units. Each unit consists of one common share of the Issuer and one Share Purchase Warrant. Warrant for a period of three years exercisable at a purchase price of $0.10 in the first year, $0.12 in the second year and $0.15 in the third year.

Item 5: Full Description of Material Change

Private Placement – see news release dated February 8, 2002.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___February 11, 2002___________
Date

"Taryn Downing"
____
Signature of authorized signatory

__Taryn Downing______________
Print name of signatory

__Corporate Secretary___________
Official capacity